                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                 AMENDMENT NO. 2

                                       to

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        Allou Health & Beauty Care, Inc.
                        --------------------------------
                                (Name of Issuer)

                Class A Common Stock, $0.001 par value per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                    019782101
                                    ---------
                                 (CUSIP Number)

                        RFE Investment Partners VI, L.P.
                                 36 Grove Street
                              New Canaan, CT 06840
                            Telephone: (203) 966-2800
                         Attention: Mr. Howard C. Landis

                                 with a copy to:

                            Finn Dixon & Herling LLP
                               One Landmark Square
                               Stamford, CT 06901
                            Telephone: (203) 325-5000
                     Attention: Charles J. Downey III, Esq.
                     --------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 26, 2000
                               ------------------
             (Date of Event which Requires Filing of this Statement)

Cusip No. 019782101              SCHEDULE 13D

1   Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

    RFE Investment Partners VI, L.P.

2   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a) [ ]
                                                                       (b) [X]

3   SEC Use Only

4   Source of Funds (See Instructions)

    WC

5   Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]

6   Citizenship or Place of Organization

    Delaware

    Number of      (7) Sole Voting Power           1,700,000, upon the exercise
    Shares Bene-                                   of the Warrants described
    ficially Owned                                 herein
    by Each
    Reporting      (8) Shared Voting Power         0
    Person With
                   (9)  Sole Dispositive Power     1,700,000, upon the exercise
                                                   of the Warrants described
                                                   herein

                   (10) Shared Dispositive Power   0

11  Aggregate Amount Beneficially Owned by Each Reporting Person

    1,700,000, upon the exercise of the Warrants described herein

12  Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                       [ ]

13  Percent of Class Represented by Amount in Row (11)

    23.28% of the Class A Common upon exercise of Warrants

14  Type of Reporting Person (See Instructions)

    PN

Cusip No. 019782101              SCHEDULE 13D


1   Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

    RFE Associates VI, LLC

2   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a) [ ]
                                                                       (b) [X]

3   SEC Use Only

4   Source of Funds (See Instructions)

    AF

5   Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]

6   Citizenship or Place of Organization

    Delaware

    Number of      (7) Sole Voting Power           1,700,000, upon the exercise
    Shares Bene-                                   of the Warrants described
    ficially Owned                                 herein
    by Each
    Reporting      (8) Shared Voting Power         0
    Person With
                   (9)  Sole Dispositive Power     1,700,000, upon the exercise
                                                   of the Warrants described
                                                   herein

                   (10) Shared Dispositive Power

11  Aggregate Amount Beneficially Owned by Each Reporting Person

    1,700,000, upon the exercise of the Warrants

12  Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                       [ ]

13  Percent of Class Represented by Amount in Row (11)

    23.28% of the Class A Common Stock upon the exercise of the Warrants

14  Type of Reporting Person (See Instructions)

    OO - LLC

Cusip No. 019782101              SCHEDULE 13D


1   Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

    RFE Management Corporation

2   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a) [ ]
                                                                        (b) [X]

3   SEC Use Only

4   Source of Funds (See Instructions)

    AF

5   Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]

6   Citizenship or Place of Organization

    Delaware

    Number of      (7) Sole Voting Power           0
    Shares Bene-
    ficially Owned
    by Each
    Reporting      (8) Shared Voting Power         1,700,000, upon the exercise
    Person With                                    of the Warrants described
                                                   herein

                   (9)  Sole Dispositive Power     0


                   (10) Shared Dispositive Power   1,700,000, upon the exercise
                                                   of the Warrants described
                                                   herein

11  Aggregate Amount Beneficially Owned by Each Reporting Person

    1,700,000, upon the exercise of the Warrants

12  Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                       [ ]

13  Percent of Class Represented by Amount in Row (11)

    23.28% of the Class A Common Stock upon the exercise of the Warrants

14  Type of Reporting Person (See Instructions)

    IA

Cusip No. 019782101              SCHEDULE 13D


1   Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

    A. Dean Davis

2   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a) [ ]
                                                                        (b) [X]

3   SEC Use Only

4   Source of Funds (See Instructions)

    AF

5   Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]

6   Citizenship or Place of Organization

    Number of      (7) Sole Voting Power           0
    Shares Bene-
    ficially Owned
    by Each
    Reporting      (8) Shared Voting Power         1,700,000, upon the exercise
    Person With                                    of the Warrants described
                                                   herein

                   (9)  Sole Dispositive Power     0


                   (10) Shared Dispositive Power   1,700,000, upon the exercise
                                                   of the Warrants described
                                                   herein

11  Aggregate Amount Beneficially Owned by Each Reporting Person

1,700,000, upon the exercise of the Warrants

12  Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                       [ ]

13  Percent of Class Represented by Amount in Row (11)

    23.28% of the Class A Common Stock upon the exercise of the Warrants

14  Type of Reporting Person (See Instructions)

    IN

Cusip No. 019782101              SCHEDULE 13D

1   Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

    Michael J. Foster

2   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a) [ ]
                                                                       (b) [X]

3   SEC Use Only

4   Source of Funds (See Instructions)

    AF

5   Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]

6   Citizenship or Place of Organization

    United States

    Number of      (7) Sole Voting Power           0
    Shares Bene-
    ficially Owned
    by Each
    Reporting      (8) Shared Voting Power         1,700,000, upon the exercise
    Person With                                    of the Warrants described
                                                   herein

                   (9)  Sole Dispositive Power     0


                   (10) Shared Dispositive Power   1,700,000, upon the exercise
                                                   of the Warrants described
                                                   herein

11  Aggregate Amount Beneficially Owned by Each Reporting Person

    1,700,000, upon the exercise of the Warrants

12  Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                       [ ]

13  Percent of Class Represented by Amount in Row (11)

    23.28% of the Class A Common Stock upon the exercise of the Warrants

14  Type of Reporting Person (See Instructions)

    IN

Cusip No. 019782101              SCHEDULE 13D

1   Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

    Howard C. Landis

2   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a) [ ]
                                                                       (b) [X]

3   SEC Use Only

4   Source of Funds (See Instructions)

    AF

5   Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]

6   Citizenship or Place of Organization

    United States

    Number of      (7) Sole Voting Power           0
    Shares Bene-
    ficially Owned
    by Each
    Reporting      (8) Shared Voting Power         1,700,000, upon the exercise
    Person With                                    of the Warrants described
                                                   herein

                   (9)  Sole Dispositive Power     0


                   (10) Shared Dispositive Power   1,700,000, upon the exercise
                                                   of the Warrants described
                                                   herein

11  Aggregate Amount Beneficially Owned by Each Reporting Person

    1,700,000, upon the exercise of the Warrants

12  Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                       [ ]

13  Percent of Class Represented by Amount in Row (11)

    23.28% of the Class A Common Stock upon exercise of the Warrants

14  Type of Reporting Person (See Instructions)

    IN

Cusip No. 019782101              SCHEDULE 13D

1   Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

    James A. Parsons

2   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a) [ ]
                                                                       (b) [X]

3   SEC Use Only

4   Source of Funds (See Instructions)

    AF

5   Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]

6   Citizenship or Place of Organization

    United States

    Number of      (7) Sole Voting Power           0
    Shares Bene-
    ficially Owned
    by Each
    Reporting      (8) Shared Voting Power         1,700,000, upon the exercise
    Person With                                    of the Warrants described
                                                   herein

                   (9)  Sole Dispositive Power     0


                   (10) Shared Dispositive Power   1,700,000, upon the exercise
                                                   of the Warrants described
                                                   herein

11  Aggregate Amount Beneficially Owned by Each Reporting Person

    1,700,000, upon the exercise of the Warrants

12  Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                       [ ]

13  Percent of Class Represented by Amount in Row (11)

    23.28% of the Class A Common Stock upon exercise of the Warrants

14  Type of Reporting Person (See Instructions)

    IN

Cusip No. 019782101              SCHEDULE 13D

1   Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

    Andrew J. Wagner

2   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a) [ ]
                                                                       (b) [X]

3   SEC Use Only

4   Source of Funds (See Instructions)

    AF

5   Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]

6   Citizenship or Place of Organization

    United States

    Number of      (7) Sole Voting Power           0
    Shares Bene-
    ficially Owned
    by Each
    Reporting      (8) Shared Voting Power         1,700,000, upon the exercise
    Person With                                    of the Warrants described
                                                   herein

                   (9)  Sole Dispositive Power     0


                   (10) Shared Dispositive Power   1,700,000, upon the exercise
                                                   of the Warrants described
                                                   herein

11  Aggregate Amount Beneficially Owned by Each

    Reporting Person

    1,700,000, upon the exercise of the Warrants

12  Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                       [ ]

13  Percent of Class Represented by Amount in Row (11)

    23.28% of the Class A Common Stock upon exercise of the Warrants

14  Type of Reporting Person (See Instructions)

    IN

                  AMENDMENT NO. 2 TO STATEMENT ON SCHEDULE 13D

         This Amendment No. 2 amends the Statement on Schedule 13D, as previously amended, filed by the reporting persons identified on the signature pages hereto with respect to the Class A Common Stock, $.001 par value per share (the "Class A Common Stock"), of Allou Health & Beauty Care, Inc., a Delaware corporation ("Allou").

         Items 3, 4, 5, 6, and 7 are hereby amended and restated in their entirety as set forth below:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         RFE Partners is a private investment limited partnership funded by its partners for the purpose of making investments. No portion of the purchase price of the Class A Common Stock Purchase Warrants described herein was funded by borrowings from third parties for the specific purpose of acquiring, holding, trading or voting these securities.

ITEM 4.  PURPOSE OF TRANSACTION.

         On July 25, 2000, RFE Partners, Allou, and the other subsidiaries of Allou which are also Borrowers named therein, entered into a Subordinated Note and Warrant Purchase Agreement ("Purchase Agreement") pursuant to which RFE Partners purchased a 12% Senior Subordinated Promissory Note in the face amount of Eleven Million Four Hundred Seventy Thousand Five Hundred Eighty Eight Dollars ($11,470,588.00), issued by Allou and the other Borrowers named therein, dated as of July 25, 2000 ("Note"), and received a Class A Common Stock Warrant issued by Allou, dated as of July 25, 2000 ("Warrant"), which is exercisable for One Million Three Hundred Thousand (1,300,000) shares of Class A Common Stock. The exercise price of the Warrant is initially $4.50 per share, but is subject to adjustment based upon earnings per share and EBITDA criteria, and is further subject to anti-dilution adjustment, all as set forth in the Warrant. The Purchase Agreement contemplated that RFE Partners might purchase an additional note or notes and an additional Warrant or Warrants exercisable for additional shares of Class A Common Stock, which additional shares may number from Four Hundred Thousand (400,000) to Six Hundred Eighty Three Thousand Three Hundred Thirty Three (683,333).

         On September 26, 2000, RFE Partners, Allou, and the other subsidiaries of Allou which are also Borrowers named therein, entered into Amendment No. 1 to the Purchase Agreement, pursuant to which RFE Partners purchased a 12% Senior Subordinated Promissory Note in the face amount of Three Million Five Hundred Twenty Nine Thousand Four Hundred Twelve Dollars ($3,529,412.00), issued by Allou and the other Borrowers named therein, dated as of September 26, 2000 ("Second Note"), and received a Class A Common Stock Warrant issued by Allou, dated as of September 26, 2000 ("Second Warrant"), which is exercisable for Four

Hundred Thousand (400,000) shares of Class A Common Stock. The terms and conditions which govern the Second Note and the Second Warrant are the same as those which govern the initial Note and the initial Warrant, respectively.

         (This section does not provide a complete description of the Purchase Agreement, the Note or the Warrant, and is qualified in its entirety by reference to the respective agreement or document, which is listed as an exhibit hereto and incorporated by reference from Allou's filing on Form 8-K with the SEC dated August 2, 2000.)

         RFE Partners purchased the Note, the Second Note, the Warrant and the Second Warrant for investment purposes only.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) and (b) RFE Partners: Pursuant to the terms of the Purchase Agreement and the Warrant and the Second Warrant (together, the "Warrants"), RFE Partners may exercise the Warrants and thereby acquire up to 1,700,000 shares of Class A Common Stock, representing 23.28% of the outstanding shares of the Class A Common Stock (calculated on the basis of the 5,602,903 shares outstanding, as reported by Allou in its 10Q-A filed September 8, 2000, plus the shares issuable upon exercise of the Warrants). RFE Partners does not own of record any shares of Class A Common Stock or any shares of the Class B Common Stock, $.001 par value per share, of the Company (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock").

         RFE Associates: By virtue of its position as the general partner of RFE Partners, RFE Associates may be deemed to have the power to vote or direct the voting of and to dispose or direct the disposition of, the shares of Class A Common Stock over which RFE Partners may be deemed to have the power to vote or direct the voting and to dispose or direct the disposition. RFE Associates does not own of record any shares of Class A Common Stock or Class B Common Stock.

         RFE Management: By virtue of its function as investment advisor to RFE Partners, RFE Management may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of, the shares of Class A Common Stock over which RFE Partners may be deemed to have the power to vote or direct the voting and to dispose or direct the disposition. RFE Management disclaims any beneficial ownership of all such shares of Class A Common Stock. RFE Management does not own of record any shares of Class A Common Stock or Class B Common Stock.

         Each of the individuals identified in ITEM 2, by virtue of his position as a managing member of RFE Associates, and, with respect to Messrs. Landis, Foster and Parsons, by virtue of his ownership interest in RFE Management, may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the shares of Class A Common Stock deemed to be beneficially owned by certain of the Reporting Persons. Each such individual disclaims beneficial ownership of all such shares of Class A Common Stock. No such individual owns of record any shares of Common Stock.

         See also ITEM 6.

         (c) Except as described in this Statement, none of the entities or persons named in ITEM 2 has effected any transaction in the Company's securities in the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this Statement.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On July 25, 2000, RFE Partners, Allou and other Borrowers entered into the Purchase Agreement pursuant to which RFE Partners purchased the Note and the Warrant. On September 26, 2000, RFE Partners purchased the Second Note and the Second Warrant.

         According to the terms of the Purchase Agreement, if Allou has understated the number of shares of capital stock outstanding as of the date of the Purchase Agreement, Allou is obligated to issue RFE Partners an additional Warrant(s), exercisable for additional shares of Class A Common, where the number of such additional shares is a function of the number of shares actually outstanding as of the date of the Purchase Agreement. Also, pursuant to the Purchase Agreement and the initial Note and the Second Note (the initial Note and the Second Note together, the "Notes"), Allou and the other Borrowers are obligated to offer to repurchase the Notes and the Warrants upon certain "Mandatory Repurchase Events," (as defined in the Purchase Agreement) including any transaction or series of transactions pursuant to which Victor Jacobs, Herman Jacobs and Jack Jacobs (collectively, the "Jacobs") cease to hold at least 40% of the total voting interest of all outstanding equity of Allou, on a fully-diluted basis. The terms and conditions of the Purchase Agreement include usual and customary Events of Default (as described in the Purchase Agreement); the occurrence of a Mandatory Repurchase Event is also an Event of Default.

         According to the terms of the Notes, Allou may, in certain circumstances, issue shares of Class A Common Stock in lieu of up to four interest payments due to RFE Partners pursuant to the Notes.

         Under the terms of the Warrants, if Allou fails to achieve certain earnings, earnings per share or daily trading volume thresholds, the holders of a majority of the outstanding Warrants may, at any time from and after July 25, 2005, require Allou to purchase all of the remaining Warrants at a price of $8.00 per Warrant, as adjusted for splits, reverse splits, stock dividends and the like.

         In conjunction with the transaction contemplated by the Purchase Agreement, RFE Partners, Allou, and the Jacobs entered into a Co-Sale, Voting and Preemptive Rights Agreement ("Voting Agreement"). The Voting Agreement grants certain rights to holders of the Warrants, and the underlying shares of Class A Common Stock, to participate in certain transactions with the Jacobs, should the Jacobs enter into any transaction to sell shares of Allou's capital stock. In particular, each of the Jacobs has agreed pursuant to the Voting Agreement that, except in the case of a DE MINIMUS transfer of shares of Common Stock of Allou or transfers to family members or family-related entities (which family members are bound to comply with the Voting Agreement), he shall provide a right to the holders of the Warrants and the shares of Class A Common Stock issuable pursuant to the Warrants to transfer a PRO RATA portion of shares of Class A Common Stock on the same terms and conditions.

         Further, under certain circumstances, Allou has granted the holders of the Warrants and the shares of Class A Common Stock issuable pursuant to the Warrants certain preemptive rights in the event that Allou issues additional shares of capital stock.

         Also in conjunction with the transaction contemplated by the Purchase Agreement, Allou and RFE Partners entered into a Registration Rights Agreement, dated July 25, 2000 ("Registration Rights Agreement"), pursuant to which Allou granted certain rights to the holders of the Warrants and the shares of Class A Common Stock issuable pursuant to the Warrants to demand registration of its shares, to have shares of Class A Common Stock included should Allou initiate a registration of Class A Common Stock, and to sell shares of Common Stock from time to time pursuant to registration statements on Form S-3.

         This ITEM 6 does not provide a complete description of the Purchase Agreement, the Note, the Warrant, the Voting Agreement or the Registration Rights Agreement, and is qualified in its entirety by reference to the respective agreement or document, which is listed as an exhibit hereto and incorporated by reference from Allou's filing on Form 8-K with the SEC dated August 2, 2000. Further, this ITEM 6 does not provide a complete description of the Second Note or the Second Warrant and is qualified by reference to the applicable document, which is attached as an exhibit hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A     Agreement among the Reporting Persons regarding filing of
              Schedule 13D

Exhibit B     Senior Subordinated Note and Warrant Purchase Agreement

Exhibit C     12% Senior Subordinated Note

Exhibit D     Class A Common Stock Purchase Warrant

Exhibit E     Co-Sale, Voting and Preemptive Rights Agreement

Exhibit F     Registration Rights Agreement

Exhibit G     Second Note (filed herewith)

Exhibit H     Second Warrant (filed herewith)


         Exhibits B, C, D, E, and F have been filed by Allou as part of its filing on Form 8-K dated August 2, 2000, and are incorporated herein by this reference.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2000
                                  RFE Investment Partners VI, L.P.

                                  By: RFE Associates VI, LLC,
                                      its General Partner

                                  By: /s/ Michael J. Foster
                                      -----------------------------------
                                      Title: Managing Member

                                  RFE Associates VI, LLC

                                  By: /s/ Michael J. Foster
                                      -----------------------------------
                                      Title: Managing Member

                                  /s/ A. Dean Davis
                                  ---------------------------------------
                                  A. Dean Davis

                                  /s/ Michael J. Foster
                                  ---------------------------------------
                                  Michael J. Foster

                                  /s/ Howard C. Landis
                                  ---------------------------------------
                                  Howard C. Landis

                                  /s/ James A. Parsons
                                  ---------------------------------------
                                  James A. Parsons

                                  /s/ Andrew J. Wagner
                                  ---------------------------------------
                                  Andrew J. Wagner

                                  RFE Management Corporation

                                  By: /s/ Michael J. Foster
                                      -----------------------------------
                                      Title: Vice President and Secretary

                                    EXHIBIT A

         Each of the undersigned hereby agrees that the Amendment No.2 to
Schedule 13D filed on the date hereof with respect to the shares of Class A Common Stock of Allou Health & Beauty Care, Inc. has been filed on behalf of the undersigned.

SIGNATURE:

    Dated: September 26, 2000

                                  RFE Investment Partners VI, L.P.
                                  By: RFE Associates VI, LLC,
                                      its General Partner

                                  By: /s/ Michael J. Foster
                                      -----------------------------------
                                      Title: Managing Member

                                  RFE Associates VI, LLC

                                  By: /s/ Michael J. Foster
                                      -----------------------------------
                                      Title: Managing Member

                                  /s/ A. Dean Davis
                                  ---------------------------------------
                                  A. Dean Davis

                                  /s/ Michael J. Foster
                                  ---------------------------------------
                                  Michael J. Foster

                                  /s/ Howard C. Landis
                                  ---------------------------------------
                                  Howard C. Landis

                                  /s/ James A. Parsons
                                  ---------------------------------------
                                  James A. Parsons

                                  /s/ Andrew J. Wagner
                                  ---------------------------------------
                                  Andrew J. Wagner

                                  RFE Management Corporation

                                  By: /s/ Michael J. Foster
                                      -----------------------------------
                                      Title: Vice President and Secretary